MAIL STOP 05-11


      January 10, 2005


Tim Coupland, President
Dynamic Gold Corp.
675 West Hastings Street
Suite 200
Vancouver, BC Canada V6B 1N2


      Re:	Dynamic Gold Corp.
   Registration Statement on Form SB-2
      File No. 333-119823
      Amendment filed on December 9, 2004

Dear Mr. Coupland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the Form filed on EDGAR refers to Form SB-1, rather than
Form SB-2. Please contact Filer Support at (202) 942-8900 to have the form name corrected.

2. Include page numbers with the filing as required by Item 502(a) of
Regulation S-B.

Summary

3. Please reconcile the reference to your acquisition of a 100% undivided beneficial, right, title and interest with the statement that the registered owner of the claim is Dan Patrie Exploration
Ltd.
Revise similar disclosure in the business section.

Risk Factors

4. In light of your supplemental response to prior comment 9 that you are not involved in the exploration for minerals other than gold, please explain the relevance of the market price of copper in risk factor one.
Directors, Executive Officers, Promoters and Control Persons

5. We note your response to comment 23 that Mr. Game devotes 10 hours of his business time to your affairs each week. However, your disclosure in this section of the prospectus states that Mr. Game only devotes five hours per week. Please revise to reconcile.

6. We note your response to comment 25 concerning your "mechanism to address conflicts that" may arise. Considering that you only have two officers, please clarify how the company would handle a conflict involving Mr. Coupland.
Description of Business

7. We reissue prior comment 31. The state of Nevada website continues to indicate you are delinquent in state reporting requirements.

8. We note your response to comment 32. In the third paragraph of this section, you state that you "would exploit mineral deposits by processing rock from the property." However in the following paragraph you state your intention of passing on the development activities to another party. Those statements appear inconsistent.
Please revise to reconcile the statements.

9. We note that you must incur exploration costs of $2,316 to keep the claim in good standing. If you are unable to incur these exploration costs, please disclose the impact this would have on your business. Also, please state the nature of the requirement. Is this a governmental requirement?

10. We reissue comment 39. Please revise your disclosure to indicate that the source of the noted statement is Mr. Ostensoe`s geological report.

11. We reissue comment 40. Supplementally, please provide a copy of
Mr. Ostensoe`s geological report.


12. You refer to mines and other mineral properties that exist in the area of your property. This may allow investors to infer that your property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to your property. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Focus your disclosure on your property, not the mining district or region.

13. We note the disclosure that the $15,000 for stage one of exploration will be covered by cash on hand. In light of your cash balance of $23,241 as of December 2004 and the estimated offering expenses of approximately $17,500 please explain how you will pay these exploration costs from cash on hand.

14. Please disclose the anticipated sources of funding for stage two of exploration.

15. We reissue prior comment 47. Please provide a greater discussion of the competitive business conditions and your competitive business condition in the industry.
Plan of Operation

16. We note your statement in the second paragraph that the first phase of stage one will take approximately one week to complete. In the Description of Business section, you stated that phase one would take one to two months to complete. Please revise to reconcile.

17. We refer to your reply to comment 48 and 49. We also note your revised disclosure in risk factor 1 that your cash on hand as of December 9, 2004 was $23,241. Please update the disclosure in this section, rather than the current disclosure indicating cash on hand as of November 25, 2004.

18. We note that you anticipate additional funding will be required in the form of equity financing. Please clarify if you intend to sell shares through public offerings or private placements.
Description of Property

19. We note your disclosure here that your four claims have an approximate area of 1.49 hectares. In the Description of Business section you state that you must incur at least $6.00 per hectare in exploration work in order to keep the claims in good standing, and that based on a total of 386 hectares you will have to spend $2,316.
Please revise to reconcile.







Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.  Questions pertaining to the engineering comments may be directed to George Schuler, Mining Engineer, at
(202)
824-5527.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Joseph I. Emas
	Fax: (305) 531-1274
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Dynamic Gold Corp.
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